EXHIBIT 99.(a)(1)(iv)

Email from Stuart P. Dawley, Esq., General Counsel, to All Employees Eligible to participate in the Option Amendment Program, sent on Wednesday, November 30, 2005

Attached to this email please find information relating to an offer (the “Offer”) granting eligible employees an opportunity to amend stock options that (a) were granted to eligible optionholders after August 1, 2003, (b) have an exercise price of either $0.10 or $1.10 per share, (c) vest or vested after December 31, 2004 and (d) are still outstanding on the date the Offer expires (the “Eligible Options”). If you do not hold options that meet these criteria, the Offer does not apply to you and you should simply disregard this correspondence. The purpose of the Offer is to permit eligible employees to amend their outstanding Eligible Options, the vesting of which after December 31, 2004 may have adverse tax consequences to the employee under Section 409A of the Code if not addressed before the end of the year, with amended options that may avoid or postpone certain of the adverse tax consequences, but which will be unexercisable after giving effect to the amendment and which will only become exercisable upon the occurrence of certain events. The following materials are attached and are also available upon request from AirNet.

•	An Offer to Amend Eligible Outstanding Stock Options, which describes the Option Amendment Program and the amended options in detail (the “Offering Memorandum”);

•	An Election Form to be completed and returned to Stuart Dawley, if you elect to tender options for amendment in the program; and

•	A Notice of Change of Election to be completed and returned to Stuart Dawley if you submit an Election Form but later wish to withdraw your election before the option amendment program expires.

The option amendment program is currently scheduled to expire at 5:00 p.m., Eastern time, on Thursday, December 29, 2005. If you wish to participate in the option amendment program, you must submit a properly completed Election Form no later than that time.

The option amendment program is an important, one-time opportunity. You need to decide whether it makes sense for you. Please take the time to review the Offering Memorandum and the related materials carefully. To assist you in understanding the option amendment program, we included sample “questions and answers” in the Offering Memorandum, which may address some of the questions you have about the program.

If you are unsure exactly what options you may currently hold that may qualify for the Offer, we intend to distribute information to employees, through their managers, by mid-December showing the number of Eligible Options currently held by each. This information may assist you in completing your Election Form if you decide to participate.